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Merk Gold Trust

Nasdaq – These Gold ETFs Offer Smart New Ways To Invest

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These Gold ETFs Offer Smart New Ways To Invest

By Investor's Business Daily,  October 28, 2015, 06:39:00 PM EDT

Read more: http://www.nasdaq.com/article/these-gold-etfs-offer-smart-new-ways-to-invest-cm536070#ixzz3py6r2evQ

G old bugs cheered the metal's sharp rise in October, as an interest rate hike this year looks less and less likely. For gold ETF investors, Wednesday brought some gloom as the Fed's latest policy statement left interest rates unchanged but took on a more hawkish tone.

But no matter the price swings in the short term, Michael Venuto, CIO of Toroso Investments, isn't giving up on gold anytime soon.

"I always maintain a gold position," said Venuto, whose Toroso Newfound Tactical Allocation Fund invests in a handful of gold exchange-traded products.

He invests in gold for two primary purposes: inflation protection and a tail-risk hedge. "Gold will provide safety if there's a negative macroeconomic event," said Venuto.

That's important to the typically wealthy investors in his tactical fund, whose "goal is wealth stabilization, stable low-risk return that outpaces inflation," he said.

An increasingly diverse array of options is finding its way into investors' ETF strategies linked to gold. Take the case of the newly rebrandedVan Eck Merk Gold Trust (OUNZ). The ETF launched in May 2014, taking on two stalwarts --SPDR Gold Shares (GLD) and iShares Gold Trust (IAU). Like those peers, OUNZ tracks the spot price in gold by using gold bars held in vaults in London and elsewhere.

They Really Deliver

But OUNZ brought something unique. It allows individual investors to redeem ETF shares for gold coins or bars that they can actually touch and hold.

A shareholder can redeem as little as 1 ounce of gold, which is roughly the size of the old half dollar, said Brandon Rakszawski, a Van Eck product manager.

"There's a market for investors who want to know they have tangible access to their underlying investment as opposed to just exposure to the underlying asset," Rakszawski said.

Merk has a patented process for physical delivery of the gold to investors, he added. And an online calculator allows investors to find out how many ounces of gold their OUNZ shares are worth.

Expect the gold shipment to arrive at your doorstep via UPS, or even, if necessary, an armored van.

By redeeming OUNZ shares for physical gold, ETF investors may avoid tax consequences.

"Investors are merely taking possession of what they already own," Rakszawski said.

Selling shares of OUNZ and gold ETFs is a taxable event. Gold ETF sellers are taxed at a higher "collectibles" rate. It can be 28%, vs. a maximum of 20% for long-term capital gains on stock and bond ETFs.

Some newer ETF strategies give investors smart new ways to invest in gold for investment success .

"They solve problems with the traditional beta way" seen in ETFs such as GLD or IAU, Venuto said. In effect, they fix inefficiencies in the exposure or find ways to enhance the return.

His tactical fund's portfolio includesCredit Suisse X-Links Gold Shares Covered Call ETN (GLDI),UBS ETRACS CMCI Gold Total Return ETN ( UBG) andAdvisorShares Gartman Gold/Euro (GEUR).

"I prefer to find smarter ways to own this asset today," Venuto said.

GLDI allows him to make money (collecting the call option premiums) even when gold goes sideways. UBG is "a way to handle the tax treatment of gold" -- as a debt instrument rather than a collectible, Venuto said.

GEUR "takes currency issues out" while investing in gold in a strong-dollar environment as has been the case recently, he added.

The views and opinions expressed herein are the views and opinions of the author and do not necessarily reflect those of The NASDAQ, Inc.

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents